U.S. REALTY PARTNERS LIMITED PARTNERSHIP
c/o U.S. Realty I Corporation
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
July 5, 2007
Dear Limited Partner:
     As you may be aware by now, MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF DeWaay Premier Fund, LLC, MPF DeWaay Fund 4, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Special Fund 8, LLC, MPF Acquisition Co. 3, LLC, and MacKenzie Patterson Fuller, LP (collectively, the “MacKenzie Group”) initiated an unsolicited tender offer to buy up to 244,400 depository unit certificates, or approximately 20% of the outstanding depository unit certificates (“Units”) in U.S. Realty Partners Limited Partnership, a Delaware limited partnership (the “Partnership”). The corporate general partner of the Partnership, U.S. Realty I Corporation, first became aware of the offer by the MacKenzie Group on June 21, 2007.
     The Partnership, through its corporate general partner, is required by the rules of the Securities and Exchange Commission (the “SEC”) to make a recommendation regarding whether you should accept or reject such offer or to state that the Partnership is remaining neutral with respect to such offer. The corporate general partner does not express any opinion, and is remaining neutral with respect to the MacKenzie Group’s offer, primarily because the corporate general partner does not have a reliable indicator of the fair value of the Units. The corporate general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. Therefore, the corporate general partner is remaining neutral and does not express any opinion with respect to the MacKenzie Group’s offer.
     However, we call your attention to the following considerations:
•	The MacKenzie Group’s offer price is $4.50 per Unit, less the amount of any distributions declared or made between June 21, 2007 and August 2, 2007, or such other date as the MacKenzie Group’s offer may be further extended

•	The MacKenzie Group’s offer to purchase estimates the liquidation value of the Partnership to be approximately $5.16 per Unit. However, the MacKenzie Group is offering $4.50 per Unit.

•	The records of the clearing agent indicate that affiliates of the MacKenzie Group beneficially own 54,383 Units as of June 27, 2007. The MacKenzie Group may be affiliated with other limited partners of the Partnership whose Units are included in their statement of ownership. An increase in the MacKenzie Group’s ownership of Units as a result of the MacKenzie Group’s offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the corporate general partner are given an opportunity to consent or object.

•	The MacKenzie Group’s offer states that Unitholders who tender their Units pursuant to the offer will have the right to withdraw Units tendered at any time until the MacKenzie Group’s offer has expired. The expiration date is currently August 2, 2007. If the MacKenzie Group has not accepted your Units for payment by August 20, 2007, you may withdraw Units tendered at any time after August 20, 2007 until they are accepted for payment.

•	AIMCO Properties, L.P. (collectively with its affiliates, “AIMCO Properties”), which collectively holds 899,695 Units, or approximately 73.62% of the total outstanding Units of 1,222,000, does not intend to tender any of its Units in the MacKenzie Group’s offer.

•	The MacKenzie Group’s offer is limited to 244,400 Units. If more than 244,400 Units are tendered in the MacKenzie Group’s offer, the MacKenzie Group will accept for purchase 244,400 Units from tendering Unitholders on a pro rata basis. The MacKenzie Group’s offer allows a Unitholder to sell ‘all or none’ of its Units, thereby allowing Unitholders the option to avoid proration if more than 244,400 Units are tendered. A Unitholder who elects to tender its Units but does not elect the ‘all or none’ option may be unable to fully dispose of its investment in the Partnership.

•	The Partnership’s current investment property consists of Twin Lakes Apartments, a 262-unit apartment complex located in Palm Harbor, Florida. The corporate general partner is currently considering the sale of the Twin Lakes property, although the property is not currently listed or marketed for sale. The corporate general partner is also considering other strategic alternatives involving the Partnership. However, no assurances can be given regarding the timing or amount of a sale or any other strategic alternative, if at all.

•	During the three months ended March 31, 2007, the Partnership completed approximately $83,000 of capital expenditures at Twin Lakes Apartments, consisting primarily of floor covering replacements, appliance replacements, major landscaping, and laundry room improvements.

•	In an appraisal report dated April 28, 2004, an appraiser concluded that the market value of Twin Lakes was $13,100,000. In connection with refinancing of the mortgage indebtedness encumbering the Twin Lakes property during 2005, the lender to the Partnership obtained an appraisal of the property. In an appraisal report dated October 31, 2005, an appraiser concluded that the market value of Twin Lakes was $17,400,000 as of October 20, 2005.

•	Since January 1, 2005, AIMCO Properties has purchased in private transactions 1,200 Units at a price of $5.00 per Unit in 2005, 350 Units at a price of $5.00 per Unit in 2006 and 58,259 Units at a price of $7.27 per Unit, 11,259 Units at a price of $7.07 per Unit and 400 Units at a price of $5.00 per Unit in 2007 (through June 30).

•	Since January 1, 2004, the Partnership declared and made the following distributions to the limited partners:

	Distribution
	Amount Per LP
Year of Distribution	Unit	Type of Distribution
2004	$0.03	Operations
2005	$2.13	Refinancing Proceeds
2006	$0.39	Refinancing Proceeds
2007 (through June 30)	$2.79	Sale Proceeds
•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum), which, along with The

American Partnership Board, are the only two independent, third-party sources from which we currently have information regarding secondary market sales. The American Partnership Board has reported no sales during 2007 (through May 31), or the years ended December 31, 2006, 2005 and 2004. The gross sales prices reported by Direct Investments Spectrum does not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by Direct Investment Spectrum is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum.
o	Set forth below are the high and low sales prices of Units for the years ended December 31, 2006, 2005 and 2004, as reported by Direct Investments Spectrum. There have been no sales reported by the Direct Investments Spectrum during 2007 (through March 31):

	HIGH	LOW
Year Ended December 31, 2006:	$4.50	$4.25
Year Ended December 31, 2005:	$4.25	$4.25
Year Ended December 31, 2004:	$4.00	$4.00
     The corporate general partner urges each investor to carefully consider the foregoing information before tendering his or her units to the MacKenzie Group.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss this matter in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at P.O. Box 2347, Greenville, SC 29602.

Sincerely, U.S. Realty I Corporation Corporate General Partner